RITE AID CORPORATION

PO Box 3165

Harrisburg, Pennsylvania 17105

April 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:   Scott Stringer / Lyn Shenk

Re:	Rite Aid Corporation Form 10-K for Fiscal Year Ended February 26, 2022 Filed April 25, 2022 File No. 001-05742

Dear Messrs. Stringer and Shenk:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated March 30, 2023 (the “Comment Letter”), relating to the Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended February 26, 2022, filed by Rite Aid Corporation (the “Company”) on April 25, 2022. In order to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Securities and Exchange Commission

April 13, 2023

Form 10-K for Fiscal Year Ended February 26, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Continuing Operations Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) per Diluted Share and Other Non-GAAP Measures, page 70, page 70

1.	We note your response to comment two. If compliance with the senior secured credit facility is material to investors, please revise your disclosure to comply with the requirements of non-GAAP C&DI 102.09 by including the actual covenant test results (rather than stating that you met the requirement), the material terms, the amount or limit required for compliance and the effect of compliance or non-compliance. Please also revise to include Consolidated EBITDA as defined in the credit facility, disclose that it is included as a non-GAAP liquidity measure and provide a reconciliation to the most comparable GAAP liquidity measure.

With regard to the adjustment to exclude facility exit charges, you state that your presentation of Adjusted EBITDA eliminates charges that “do not reflect ongoing operations and underlying operational performance.” We note, however, that you have incurred facility exit charges, inventory write-downs related to store closings, and restructuring-related costs for the last 6, 6, and 4 years, respectively, and in the 39 week period ending November 26, 2022. We also note from your response that your 2022 strategic initiative resulted in the expectation of closing 195 stores, of which only 48 were closed in 2022. In your third quarter 2023 earnings call, you indicated that in building out your plans for 2024, you will continue to look at opportunities to close stores. Based on the consistency with which you have incurred such costs in the past and the apparent expectation that such costs will be incurred in the future, it appears these costs are normal for your business. Had an investor disregarded such costs several years ago on the basis that they would not be reflective of your future ongoing operations, it appears their expectations would have varied significantly from your actual subsequent results. To the extent you continue to adjust for facility exit charges, inventory write-downs related to store closings, and restructuring-related costs, please revise to disclose a substantive reason, specific to you, of usefulness to investors, to disclose your history of incurring such costs, and to provide appropriate cautionary language regarding the likelihood of you incurring such costs in the future.

The Company respectfully acknowledges the Staff’s additional comment and advises that, while the senior secured credit facility is material, it is the Company’s position that compliance with its covenants is not material to investors at this time and that the existing disclosures related to the credit facility are in compliance with the SEC’s 2003 Interpretive Guidance Regarding Management’s Discussion and Analysis; Release No. 33-8350. In this regard, the Company is not, nor does it believe it is reasonably likely to be, in breach of its debt covenants and that the existing disclosures related to the Company’s ability to undertake additional debt financing are properly reflected. The Company continues to believe that Adjusted EBITDA is, and has long been, used by the Company’s management, debt and equity investors, analysts and rating agencies as one of the primary measures to evaluate both Company and management performance rather than as a measure of liquidity. As such, the Company intends to continue to provide disclosure similar to what was provided in Management’s Discussion and Analysis of Financial Condition and Results of Continuing Operations in the Fiscal 2022 Form 10-K and present Adjusted EBITDA as a performance measure and not a liquidity measure. The Company acknowledges and confirms that if the circumstances change in the future and the Company is likely to be in breach or close to a breach of its debt covenants, the Company will provide additional disclosure in compliance with Release Nos. 33-8350.

Securities and Exchange Commission

April 13, 2023

In response to the Staff’s additional feedback on the Company’s disclosure around continued adjustments to Adjusted EBITDA and Adjusted Net Income (Loss), as applicable, related to facility exit charges, inventory write-downs related to stores closings, and restructuring charges, the Company acknowledges and confirms that in future filings the Company will provide the requested enhanced disclosure. The Company will also continually evaluate the appropriateness of adjustments to its non-GAAP measures based upon the nature of the activity within the specific period presented within the purview of the Company’s current financial reports. Please find attached, as Exhibit A, the supplemental non-GAAP measures disclosure for the upcoming Form 10-K for the fiscal year ended March 4, 2023, which illustrates the Company’s intended revised disclosure, in accordance with the Staff’s comment, in addition to existing reconciliation and related disclosures.

* * * * *

If you have any questions with respect to the foregoing, please contact me at sbixler@riteaid.com.

Very truly yours,

Rite Aid Corporation

By:	/s/ Steven Bixler
Name: Steven Bixler
Title: Chief Accounting Officer

cc:	Matthew C. Schroeder, Chief Financial Officer

Michael J. Zeidel, Skadden, Arps, Slate, Meagher & Flom LLP

Securities and Exchange Commission

April 13, 2023

Exhibit A

We present these non-GAAP financial measures in order to provide transparency to our investors because they are measures that management uses to assess both management performance and the financial performance of our operations and to allocate resources. In addition, management believes that these measures may assist investors with understanding and evaluating our initiatives to drive improved financial performance and enables investors to supplementally compare our operating performance with the operating performance of our competitors including with those of our competitors having different capital structures. While we have excluded certain of these items from historical non-GAAP financial measures, there is no guarantee that the items excluded from non-GAAP financial measures will not continue into future periods. For instance, we expect to continue to experience charges for facility exit and impairment charges and inventory write-downs related to store closures as the Company continues to complete a multi-year strategic initiative designed to improve overall performance. We also expect to continue to experience and report restructuring-related charges associated with continued execution of our strategic initiatives.

Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) per Diluted Share or other non-GAAP measures should not be considered in isolation from, and are not intended to represent an alternative measure of, operating results or of cash flows from operating activities, as determined in accordance with GAAP. Our definition of these non-GAAP measures may not be comparable to similarly titled measurements reported by other companies, including companies in our industry.